IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


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HAROLD SACHS and KEN FELDER,                    :
                                                :     Civil Action No.
                              Plaintiffs,       :
                                                :     CLASS ACTION
            -against-                           :     COMPLAINT
                                                :
FIRST INTERSTATE BANCORP, JOHN E.               :
BRYSON, JEWEL PLUMMER COBB, RALPH P.            :
DAVIDSON, MYRON DU BAIN, DON C.                 :
FRISBEE, GEORGE M. KELLER, THOMAS L.      :
LEE, WILLIAM F. RANDALL, STEVEN B.              :
SAMPLE, FORREST N. SHUMWAY, WILLIAM             :
E. B. SIART, RICHARD J. STEGEMEIER and          :
DANIEL M. TELLEP,                               :
                                                :
                              Defendants.       :
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            Plaintiffs, by their attorneys, allege upon information and belief
(said information and belief being based, in part, upon the investigation conducted by and through their), except with respect to their ownership of First Interstate Bancorp ("First Interstate" or the "Company") common stock, which is alleged upon his personal knowledge as follows:

                                   THE PARTIES

            1. Each plaintiff is the owner of shares of defendant First Interstate.







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            2. Defendant First Interstate is a corporation organized and existing under the laws of the State of Delaware. First Interstate maintains its principal offices at 633 West Fifth Street, Los Angeles, California. First Interstate is a bank holding company.
            3. Defendant William E. B. Siart ("Siart") is a director and the Chairman of the Board of First Interstate.
            4. The remaining individual defendants John E. Bryson, Jewel Plummer Cobb, Ralph P. Davidson, Myron Du Bain, Don C. Frisbee, George M. Keller, Thomas L. Lee, William F. Randall, Steven B. Sample, Forrest N. Shumway, Richard J. Stegemeier and Daniel M. Tellep are directors of First Interstate.
            5. The foregoing individual defendants (collectively referred to herein as the "Director Defendants") are in a fiduciary relationship with plaintiffs and the public stockholders of First Interstate, and owe plaintiffs and the First Interstate public stockholders the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

            6. Plaintiffs bring this action on their own behalf and as a class action on behalf of all shareholders of defendant First Interstate (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.


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            7. This action is properly maintainable as a class action for the following reasons:
                  (a) the class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of July 31, 1995, there were almost 76 million shares of First Interstate common stock outstanding, owned by nearly 25,000 shareholders of record scattered throughout the United States.
                  (b) there are questions of law and fact which are common to members of the class including, inter alia, the following:
                        (i) whether the Director Defendants have breached their fiduciary duties owed by them to plaintiffs and members of the class and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;
                        (ii) whether the Director Defendants have wrongfully failed and refused to fully consider a purchase of First Interstate and/or any and all of its various assets or divisions at the best price obtainable and to take all steps to maximize shareholder value;
                        (iii) whether plaintiffs and the other members of the Class will be irreparably damaged by defendants' failure to explore all reasonable alternatives to maximize shareholder value; and


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                        (iv) whether defendants have breached or aided and
abetted the breaches of the fiduciary and other common law duties owed by them to plaintiffs and the other members of the Class.

            8. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the Class and plaintiffs have the same interest as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

            9. Plaintiffs anticipate that there will not be any difficulty in the management of this litigation.

            10. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
            11. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.


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                            SUBSTANTIVE ALLEGATIONS

            12. On October 18, 1995, Well Fargo & Co. ("Wells Fargo") announced a hostile offer to buy First Interstate for 0.625 Wells Fargo shares per First Interstate share, equal to approximately $10.90 billion or $140.75 per First Interstate share based on Wells Fargo's current market price of $229 per share. The market price of First Interstate stock immediately prior to the offer was only $105 per share, and it had traded as low as $85 3/8 as recently as August 4, 1995.
            13. First Interstate had already rejected an offer from Wells Fargo during 1994 and it has given no indication that it intends to take all steps possible to maximize shareholder value. In fact, defendant Siart responded to the offer by stating, "I am deeply disappointed that Wells Fargo would take this uninvited action." First Interstate failed to commit to consummate any alternatives which would result in the maximization of stockholder value.
            14. Defendants' conduct amounts to a breach of the fiduciary duties owed to plaintiffs and the Class in that plaintiffs and the Class are being deprived of their right to share in the valuable assets and businesses of First Interstate and to receive the maximum possible value for their shares.
            15. Under the circumstances, the Director Defendants are obligated to explore all alternatives to maximize shareholder value. The Director Defendants will be in breach of their fiduciary duties owed to First Interstate's public shareholders if they fail to fully explore


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and negotiate with respect to the Wells Fargo offer and to explore any other bona fide offers by potential acquirors for the purchase of the Company.
            16. The Wells Fargo proposal represents an opportunity to effect a change in control of First Interstate, its business and affairs. In a change of control transaction, the Director Defendants necessarily and inherently suffer from a conflict of interest between their own personal desires to retain their offices in First Interstate, with the emoluments and prestige which accompany those offices, and their fiduciary obligation to maximize shareholder value in a change of control transaction. Because of such conflict of interest, it is unlikely that defendants will be able to represent the interests of First Interstate's public stockholders with the impartiality that their fiduciary duties require, nor will they be able to ensure that their conflicts of interest will be resolved in the best interests of First Interstate's public stockholders.
            17. Plaintiffs and the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to maximize shareholder value.
            18.  Plaintiffs have no adequate remedy at law.
            WHEREFORE, plaintiffs demand judgement as follows:
            A.  Declaring this to be a proper class action;
            B. Ordering defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class by announcing their intention to:


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                  (i) undertake an appropriate evaluation of alternatives
designed to maximize value for First Interstate's public stockholders;
                  (ii) adequately ensure that no conflicts of interests exist between defendants' own interests and their fiduciary obligation to the public stockholders or, if such conflicts exist, to ensure that all of the conflicts would be resolved in the best interests of First Interstate's public stockholders; and
                  (iii) act independently, by, among other things, appointing a disinterested committee so that the interests of First Interstate's public stockholders would be protected, or alternatively, appointing a shareholder committee to review all bona fide offers.
            C. Directing that defendants pay to plaintiffs and the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;
            D. Awarding to plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and expert; and



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            E. Granting such other and further relief as may be just and proper in the premises.

Dated:  October 19, 1996

                        ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                        By: _________________________________________
                              First Federal Plaza, Suite 214
                              P.O. Box 1070
                              Wilmington, DE  19899-1070
                              (302) 656-4433
                              Attorneys for Plaintiff


OF COUNSEL:

ABBEY & ELLIS
212 East 39th Street
New York, New York  10016
Telephone:  (212) 889-3700

Faruqui & Faruqui, LLP
415 Madison Avenue
New York, New York  10017
Telephone: (212)

Robert C. Susser, P.C.
6 East 43rd Street, Ste 1900
New York, New York  10017
Telephone:  (212) 808-0298




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